UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN PUBLICLY

TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR ENDING

31/DEC/2013

TAX ID NO.: A-48265169

Registered Name:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Address:

PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN PUBLICLY TRADED COMPANIES

A	CORPORATE REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Explain the corporate remuneration policy. This section will include information on:

•	General principles and foundations of the remuneration policy.

•	Most significant changes in the remuneration policy applied during the previous year and changes made during the year to the conditions for the exercise of previously awarded options.

•	Criteria used to establish the corporate remuneration policy.

•	Relative importance of variable remuneration items in comparison to fixed items and the criteria used to determine the components of the directors’ remuneration package (remuneration mix).

Explain the remuneration policy

The BBVA remuneration policy is oriented toward reciprocal generation of value for employees and for the Group. It seeks alignment with shareholder’s interests and with prudent risk management. Thus, the core principals underpinning the Group’s remuneration policy are:

•	Long-term value creation.

•	Reward achievement of results on the basis of prudent, responsible risk taking.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure equitability within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

On the basis of these general principles, BBVA has laid down a remuneration policy that is generally applied to all personnel comprising: (i) fixed remuneration based on the level of responsibility assumed, which constitutes a relevant part of the total compensation; and (ii) variable remuneration linked to the achievement of previously established targets and prudent risk management, including incentives which are tailored to the long-term interests of the Group and that take into account current and future risks. This variable remuneration includes a special system of settlement and payment applicable to the group of employees whose professional activities within the Group may have a significant impact on the Company’s risk profile or perform control functions (hereinafter, the “Settlement & Payment System”), including executive directors and members of the senior management (hereinafter, the “Identified staff”).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In turn, the annual variable remuneration is comprised by: (i) ordinary variable remuneration, based on the establishment of value creation indicators which is applicable to all employees, and which combines the financial and non-financial performance of the employees, with the performance of their Unit, that of the Area to which they belong and that of the Group as a whole; and (ii) a system of variable remuneration in shares (SVRS), based on a specific incentive in shares for the management team (the Incentive or MTI), established to recognise their material impact on the Group’s strategy and earnings, in order to maximise alignment with shareholders’ interests and encourage the creation of long-term value. (The sum of both items is hereinafter referred to as the “Annual Variable Remuneration”).

The fixed remuneration and the variable remuneration together comprise the employee’s total annual remuneration. As a target, the fixed component should constitute a sufficiently high percentage of the total remuneration to allow maximum flexibility regarding the variable components.

In addition, for members of the Identified staff the amount of the variable component of their annual remuneration may not exceed the amount of the fixed component of the total remuneration, unless authorised by a resolution from the General Meeting, in which case it may not exceed twice the amount of the fixed component of the total remuneration.

Remuneration policy of the Board of Directors:

The BBVA Company Bylaws establish a remuneration system that distinguishes between the remuneration of executive directors and the remuneration of non-executive directors.

The specific system established to remunerate executive directors rewards their executive duties. It applies remuneration items used worldwide by the major listed international corporations to pay their senior management. These items are included in article 50 bis of BBVA’s Company Bylaws and correspond to those generally applicable to its senior management.

Thus, the executive directors have a remuneration system comprising: (i) fixed remuneration, taking into account the level of responsibility the position’s duties entail and ensuring such remuneration is competitive with remuneration paid for equivalent posts in international banks in the principal European countries and the USA. The fixed remuneration will comprise a relevant part of the total remuneration; and (ii) variable remuneration –payable partly in cash and partly in shares– linked to the Group earnings. Its amount is determined as a function of targets indexed to the Group’s earnings and the long-term generation of value, and aligned to shareholders’ interests. The variable remuneration is subject to the same standards for settlement and payment as the variable remuneration of the Identified staff.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The remuneration system for non-executive directors is based on criteria of responsibility, dedication and incompatibilities inherent to the position they hold and is based on the following criteria: (i) annual remuneration in cash for occupying a seat on the Board and another for belonging to the different Board Committees. Greater weighting is applied to chairing a Committee, and the relative nature of the duties attributed to each Committee is also weighted; and (ii) remuneration in shares. This comprises an annual allocation to its beneficiaries of a number of “theoretical shares” corresponding to a percentage of their remuneration in cash. These shares shall be vested to them, where applicable, on the date on which they cease to be directors on any grounds other than the dereliction of duty. This remuneration system is contained in article 33 bis of the Company Bylaws.

A.2 Information on the preparatory work and decision-making process followed to determine the remuneration policy and role, if any, performed by the remuneration committee and other supervisory bodies in shaping the remuneration policy. This information will include, where appropriate, the mandate given to the remuneration committee, its composition and the identity of the external consultants whose services have been used to define the remuneration policy. Also describe the character of the directors, if any, who have been involved in the definition of the remuneration policy.

Explain the process for determining the remuneration policy

The BBVA Board of Directors is conscious of the importance of large companies having a corporate governance system to establish standards for orienting the structure and operation of its governing bodies in the interests of the Company and its shareholders.

The Bank’s Board of Directors thus has a set of Regulations that embody the principles and elements that shape of the Bank’s System of Corporate Governance. These comprise standards for the internal rules and operation of the Board and its Committees, as well as the rights and obligations of directors in performance of their duties that comprise the Directors’ Charter.

Within the framework of the Company Bylaws, the BBVA Board Regulations assign exclusive powers to the Board to adopt resolutions on directors’ remuneration and, in the case of executive directors, the remuneration for their executive duties and other conditions that should be contained in their contracts.

Pursuant to best corporate governance practices and in order to better perform its duties, the BBVA Board of Directors has established several Committees to help it in matters falling within its remit. Amongst these, the Remuneration Committee is the body that assists the Board on issues regarding remuneration attributed to it under the Board Regulations, overseeing observance of the remuneration policy established by the Company. This Committee comprises a minimum of three members appointed by the Board of Directors. All the members must be external directors, with a majority of independent directors, including the Committee Chair.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

At the date of this Report, the Remuneration Committee comprises five directors, all external, the majority of whom are independent directors. Their names, positions and status are listed below:

Full name	Position	Status
Carlos Loring Martínez de Irujo	Chair	Independent
Ignacio Ferrero Jordi	Member	Independent
José Maldonado Ramos	Member	External
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2013, it met 6 times to deal with matters within its remit.

Under the Bank’s Board Regulations, the Remuneration Committee will perform, among others, the following duties:

•	Propose the remuneration system for the Board of Directors as a whole, within the framework established in the Company Bylaws, with respect to the items comprising such remuneration, their amounts and system of payment.

•	Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this every year to the Company’s Annual General Meeting.

•	Propose the remuneration policy for senior management to the Board, and the basic conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and compliance duties within the Entity.

•	Propose the remuneration policy to the Board of Directors for employees whose professional activities may have a significant impact on the Entity’s risk profile.

•	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In order to perform their duties appropriately, the Remuneration Committee uses advisory services provided by the Bank’s in-house staff. It may also request the attendance of individuals at its meetings from within the Group organisation who have knowledge or responsibilities related to any of the matters being dealt with by the Committee. It may also bring in the external advisory services necessary to establish an informed criterion on matters within its remit.

To such end, it is noted that in the performance of its duties, the Remuneration Committee has used the advisory services provided by BBVA’s in-house staff and has received information facilitated by one of the principal global consultancy firms expert on directors’ and senior-managers’ remuneration, Towers Watson.

The BBVA System of Corporate Governance has been set up in such a way that the proposals submitted to the consideration of the Bank’s Board of Directors regarding remuneration originate from the Remuneration Committee, which has carried out a prior analysis using the internal services of the Bank and the services of external experts where necessary. Moreover, all the decisions regarding remuneration in shares for both executive directors and members of the Group senior management must be submitted to the approval of the Bank’s General Meeting, which determines the essential aspects of the plans for remuneration in shares.

All this ensures an appropriate decision-making process for remuneration-related matters.

A.3 Indicate the amount and nature of the fixed components, with a breakdown where necessary, of the remuneration for the performance of senior management functions by the executive directors, the additional remuneration as chairman or member of any board committee, per diem payments for participation in the board and its committees and other fixed payments for the directorship and an estimate of the fixed annual remuneration to which they give rise. Identify other benefits not paid in cash and the basic parameters for which they are given.

Explain the fixed components of the remuneration

As indicated in Section A.1., the Bank has a remuneration system that distinguishes between executive and non-executive directors. Below is an explanation of the fixed components corresponding to this differentiated remuneration system.

The structure of executive directors’ remuneration is established pursuant to article 50 bis of the Company Bylaws. It is in line with the general policy applicable to senior management remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As indicated, executive directors’ fixed remuneration must take into account their level of responsibility and ensure it is competitive with the remuneration applied to equivalent duties in the major international financial institutions in the Bank’s peer group in Europe and the United States. Thus, when determining this remuneration and possible updates to it, the Remuneration Committee takes into account the specific characteristics of each position and level of responsibility and dedication that it requires, as well as the market analytics and studies carried out by best-in-class consultancy firms, in order to establish a level that is appropriate and competitive on the market. It also considers other factors such as average increases in the remuneration of members of the Management Committee.

The fixed remuneration of each executive director, once determined by the Committee, is proposed to the Board for approval, with the acquiescence of the executive directors. In application of this system, the Board of Directors, 30th January 2014, at the proposal of the Remuneration Committee, resolved not to increase the fixed remuneration of the executive directors for 2014. It thus stands at €1,966,260 for the Chairman & CEO; at €1,748,000 for the President & COO; and at €800,000 for José Manuel González-Páramo.

Regarding non-executive directors, a separate system has been established based on the responsibility, dedication and incompatibilities required of them as a function of the position they hold.

Pursuant to article 33 bis of the Company Bylaws, the General Meeting is empowered to establish the annual allocation that the Bank will pay to the Board as a whole for directorships. The Board is then responsible for distributing this amount according to the criteria described below. It may reduce the total amount allocated where it deems this advisable. To such end, the 2012 General Meeting resolved to establish the total annual allocation payable by the Bank to all the directors as a whole for their directorships at €6m. This amount will be maintained until the General Meeting resolves to change it.

As a result, non-executive directors receive an annual cash payment for sitting on the BBVA Board, and a further amount for their membership of different Committees. As indicated, a higher weighting is accorded for chairing a Committee, and a relative amount is established depending on the different duties of each Committee. These amounts have not been updated since July 2007.

Thus, under the resolution of the Board of Directors, 27th June 2012, at the proposal of the Remuneration Committee, the amounts of cash remuneration applicable to non-executive directors during 2014 are as follows:

•	Member of the Board of Directors: €128,717.18

•	Member of the Executive Committee: €166,740.83

•	Audit & Compliance Committee: Member: €71,400.24; Chair: €178,500.59

•	Risks Committee: Member: €106,920; Chair: €213,840

•	Remuneration Committee: Member: €42,840; Chair: €107,112

•	Appointments Committee: Member: €40,698; Chair: €101,756

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In addition, and pursuant to article 33 bis of the Company Bylaws, the Bank offers its non-executive directors a system of remuneration in shares with deferred delivery. This system was adopted by the Bank’s General Meeting, 18th March 2006 and was extended for a further 5 years by the General Meeting in March 2011. It comprises an annual allocation of “theoretical BBVA shares” to non-executive directors as part of their remuneration, which will effectively vest, where applicable, on the date on which they cease to be directors on any grounds other than dereliction of duty. The annual number of “theoretical shares” allotted to each non-executive will be equivalent to 20% of the total cash remuneration received by each non-executive director in the previous year, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the respective Annual General Meetings that approve the financial statements corresponding to each year.

A.4 Explain the amount, nature and main characteristics of the variable components of the remuneration systems. In particular:

•	Identify each remuneration plan of which directors are beneficiaries, their scope, approval date, implementation date, validity period and main features.

For share option plans and other financial instruments, the general features of the plan will include information on the conditions for exercising such options or financial instruments for each plan.

•	Indicate any payments made under profit-sharing or bonus schemes, and the reason why they were granted.

•	Explain the basic parameters and grounds for any annual bonus scheme.

•	The types of directors (executive directors, external directors, independent directors or other external directors) that are beneficiaries of remuneration systems or plans that incorporate a variable remuneration.

•	The foundations of such variable remuneration systems or plans, the criteria chosen to assess performance as well as the components and assessment methods to determine whether the criteria have been met or not, and an estimate of the total amount of variable remuneration that would result from the current compensation plan, as a function of the degree to which targets or benchmarks have been met.

•	Where appropriate, give information on deferral periods or deferral of payment established and/or holdback periods for shares or other financial instruments, if any.

Explain the variable components of the remuneration systems

As indicated in this Report, executive directors are the only members of the Board of Directors that have a variable remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The 2014 Annual Variable Remuneration of BBVA executive directors, as it happens with the other members of the Group senior management, comprises the following remuneration components:

Ordinary variable remuneration, which will be determined on the basis of certain targets established by the Board of Directors, at its meeting held on the 30th January 2014, at the proposal of the Remuneration Committee. These are significantly indexed to the Group’s recurrent earnings and medium- and long-term business performance, avoiding the assumption of excessive risk exposure. The targets and their corresponding weightings are detailed below:

	The Group’s Recurring Economic Profit (EP) in constant euros, without one- offs	The Group’s Attributable Profit, without one-offs;	The Group recurring Cost-Income Ratio in constant euros, without one- offs	Indicators inherent to the function
Chairman & CEO	50%	30%	20%	—
President & COO	50%	25%	15%	10%
Mr. José Manuel González-Páramo	15%	10%	5%	70%

The amount of ordinary variable remuneration of executive directors is obtained on the basis of the result of the indicators mentioned above, as a function of certain performance scales approved each year by the Bank’s Board of Directors at the proposal of the Remuneration Committee, as detailed below.

System of variable remuneration in shares: this system is based on an annual incentive for the Management Team (MTI) that will be submitted for the approval of the 2014 Annual General Meeting. Under this system, executive directors are allocated a number of “units”, which will serve as a basis to calculate the number of shares to which they will be entitled, as applicable, on the settlement date. These will be associated to the result of various Group-level indicators that for 2014 will be as follows:

•	Performance of the Bank’s Total Shareholder Return (TSR) over a three-year period, between 1st January 2012 and 31st December 2014, compared against the TSR performance of the peer group of 18 international banks over the same period (this peer group is detailed in section C below).

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The Group’s Recurring Economic Profit (EP) in constant euros without one-offs.

•	The Group’s Attributable Profit without one-offs.

The number of units for each executive director is divided into three parts, each benchmarked to one indicator, as a function of their weighting. Each part will be multiplied by coefficients of between 0 and 2 as a function of the scale defined each year for each indicator. In the case of the TSR, however, the applicable coefficient will be zero when the Bank is ranked below the median of its peer group. The sum of these three components will determine the number of shares resulting from settlement.

The number of units proposed to the General Meeting for the system of variable remuneration in shares for executive directors in 2014 is: 155,000 units for the Chairman & CEO; 117,000 units for the President & COO; and 20,000 units for José Manuel González-Páramo. As indicated, the maximum multiplier applicable to these units will be 2.

Moreover, as already indicated, the executive directors will receive their Annual Variable Remuneration corresponding to 2014 in accordance with the Settlement & Payment System established for the other members of the Identified staff and will be submitted to the consideration of the General Meeting. Its characteristics for the executive directors will be as follows:

•	At least 50% of the total Annual Variable Remuneration will be paid in BBVA shares.

•	The payment of 50% of their Annual Variable Remuneration will be deferred in time, paying the deferred amount by one third a year over the three years following settlement.

•	The shares paid may not be availed for one year as of the date of delivery. The withholding will be applicable to their net amount, after discounting the part needed to pay taxes on the shares received.

•	In specific cases, the payment of the Annual Variable Remuneration may be limited or impeded (malus clauses).

•	And the value of deferred amounts of the Annual Variable Remuneration will be adjusted.

The terms will be established by the Bank’s Board of Directors.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Finally, the amount of the variable component of the annual remuneration of executive directors will be capped at a maximum amount of 200% of the fixed component of the total remuneration, subject to approval of the corresponding proposal to be submitted to the General Meeting for such purpose.

In accordance with the above, during the first quarter of 2014, the executive directors will receive the part of their Annual Variable Remuneration corresponding to 2013 that is due to them (50%) pursuant to the Settlement & Payment System, as well as the deferred amounts of the variable remuneration from other years where such payment is due in 2014 (the first third of the 2012 Annual Variable Remuneration and the second third of the 2011 Annual Variable Remuneration and the 2010-2011 LTI Programme) and their corresponding adjustments.

A.5 Explain the main features of the systems of long-term savings, including retirement and any other survivor benefit, partly or wholly funded by the company, whether endowed internally or externally, with an estimate of their amount or annual equivalent cost, indicating the type of plan, whether defined contribution or defined benefit, the conditions for the vesting of the directors’ economic rights and their compatibility with any type of severance payment for early cancellation or termination of the contractual relationship between the company and the director.

Also indicate payments made to any director’s defined-benefit pension scheme; or any increase in the director’s vested rights when linked to contributions to defined-benefit schemes.

Explain the long-term savings systems

Pursuant to article 50 bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

In respect of the President & COO, the Bank has assumed commitments to cover such contingencies as follows:

a) Retirement: The entitlement to receive an annual retirement pension is recognised. Its amount will be calculated on the basis of the annual average total remuneration that would have been payable over the last two years prior to his retirement as his fixed remuneration and the basis established to calculate the ordinary variable remuneration. The amount of the pension will be calculated depending on his effective length of service in the Bank until reaching the age of 65 years, capped at 85%.

This entitlement will arise when, while in performance of his professional duties, he reaches the age of 65 years.

b) Disability: On the same terms as the retirement pension, a disability pension will be recognised for an amount equal to the maximum amount of his retirement pension should he become permanently or totally disabled while in performance of his professional duties.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) Death: In the event of death, an annual widow’s pension will be granted of 50% of the average pensionable base for retirement or, as applicable, the retirement or disability pension that he may have been receiving.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each such child, this will be 20% of the same bases used for the widow’s pension. In no event may the widow’s and orphans’ pension be more than 100% of the pensionable amounts being received by the beneficiary of the policy at the time of death.

The Bank’s retirement commitments for the President & COO may be met, as he chooses, by payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

In respect of José Manuel González-Páramo, who was appointed as a BBVA executive director on 29th May 2013, the Bank has assumed commitments to cover the same contingencies under the terms detailed as follows:

a) Retirement: The entitlement to receive an annual retirement pension is recognised. Its amount will be the result of the cumulative sum of annual contributions and their corresponding earnings up to that date. To such end, the contributions for each year will be sum resulting from applying 20% per year to the fixed remuneration received.

b) Disability: The amount of the pension will be established on the basis defined in the previous section for the retirement policy, taking into account his length of service in the Company in relation to his retirement date, should he become permanently or totally disabled while in performance of his professional duties.

c) Death: In the event of death, an annual widow’s pension will be granted of 50% of the average pensionable base for retirement as defined above, should this event occur while in performance of his professional duties.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each such child, this will be 20% of the same bases used for the widow’s pension. In no event may the widow’s and orphans’ pension exceed 100% of the pensionable bases received by the beneficiary of the policy at the time of death.

The Bank’s retirement commitments may be met, as he chooses, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

At the date of this Report, there are no other pension obligations for other executive directors.

A.6 Indicate any indemnity payments agreed or paid in the event of termination of the directorship.

Explain the indemnity payments

At the date of this Report, the Bank has no commitments to pay severance indemnity in the event of termination of directorships.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.7 Indicate the conditions that the contracts of executive directors in senior management positions must respect. Among other aspects, give information on the duration, limits to the amounts of indemnity, tenure clauses, notice periods and payments that can replace such notice periods, and any other clauses regarding hiring bonuses, as well as severance payments or ring-fencing for early cancellation or termination of the contractual relationship between the company and the executive director.

Include, inter alia, covenants or agreements regarding non-competition, exclusivity, tenure or loyalty and non-competition after termination of contract.

Explain the conditions of the contracts of executive directors

The Board Regulations confer on the Board exclusive authority to adopt resolutions regarding the terms and conditions that the executive directors’ contracts must respect. Moreover, the duties of the Remunerations Committee include the determination of the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be agreed by contract. The Committee’s proposals on such matters will be submitted to the Board of Directors.

The contracts signed with each executive director determine their respective remunerations, entitlements and economic rewards, comprising the items established under article 50.b of the Company Bylaws. This Report contains a description of such items:

The executive directors’ contracts are open-ended and none include any notice period or tenure clauses.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo who is contractually entitled to receive an indemnity equivalent to twice his annual fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As regards non-competition agreements, article 16 of the Board Regulations establishes that the director that ceases to belong to the Bank’s Board of Directors may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years from the date they leave their directorship, unless they are given express authorisation by the Board. Such authorisation may be denied on the grounds of corporate interest.

Moreover, the Board Regulations establish a set of rules on the incompatibility of the directorship that all members of the Board of Directors must respect, as well as any others that may at any time apply by virtue of applicable legislation, under the terms contained in article 11.

Similarly, the rules regarding conflicts of interest shall apply to the executive directors as established under article 9 of the Board Regulations.

The remaining contractual terms and conditions of the executive directors are detailed in section A.5. above.

A.8 Explain any additional remuneration paid to directors for services rendered other than those inherent to their directorship.

Explain supplementary remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.9 Indicate any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts finally repaid, as well as the obligations against them by way of guarantee.

Explain the advances, credits and guarantees granted

A.10 Explain the main features of remuneration in kind.

Explain any remuneration in kind.

The BBVA directors are beneficiaries of medical and accident insurance policies taken out by the Bank, which pays the corresponding premiums. These policies are attributable to the directors as remuneration in kind.

Additionally, the Bank pays the executive directors other remunerations in kind such as ADSL, vehicle leasing and other corporate benefits that generally apply to Bank managers.

A.11 Indicate the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services, when such payments are intended to remunerate the director’s services in the company.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services.

The directors of BBVA have not accrued any remuneration in respect of this item.

A.12 Any kind of remuneration item other than those listed above, regardless of their nature or the group entity paying them, especially when it may be considered a related-party transaction or when its issuance would distort the true picture of the total remuneration received by the director.

Explain other remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.13 Explain the actions taken by the company in connection with the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company. Include, where appropriate, a reference to: measures designed to ensure that the remuneration policy is aligned with the long-term performance of the company; measures establishing an appropriate balance between fixed and variable compensation; measures taken in relation to those categories of staff whose professional activities have a material impact on the risk profile of the entity; clawback formulae or clauses to reclaim variable components of performance-based remuneration when such components have been paid on the basis of data that is subsequently proven to be wholly inaccurate; and measures designed to prevent conflicts of interest, where applicable.

Explain the actions taken to reduce the risks

The Group’s remuneration policy is aligned with the interests of its shareholders and with prudent risk management. Thus, it incorporates the following elements:

• It uses Economic Profit (EP) as the principal valuation metric for the financial earnings that provide a basis for determining the ordinary variable remuneration. The EP considers the level of risk assumed and the cost of capital, measuring the sustained generation of value for the shareholders and following the principle of prudent risk management. This indicator is also incorporated in the calculation of the variable remuneration in shares (Management Team Incentive) and is deemed to be, pursuant to the provisions of the Guidelines issues by the Committee of European Bank Supervisors in December 2010, adopted by the Bank of Spain, a measure suitable for evaluating performance, incorporating adjustments for current and future risks and the cost of capital.

• When measuring the performance of financial and non-financial indicators, it considers both individual management aspects and the targets of the Unit and the Group.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

• When measuring the performance of the control units, it gives greater weighting to targets related to their specific duties than to the financial and the Group targets. This encourages their independence from the business areas that they are supervising.

• It establishes the Group Management Team’s variable remuneration that it incorporates a component in shares with mandatory withholding periods as of the vesting date, in order to ensure greater alignment of the managers’ interests with those of shareholders.

• It uses Total Shareholder Return (TSR) which measures the shareholders’ return on their investment, as the principal indicator when determining the variable remuneration in shares for all the management team, having established the objective of measuring this indicator over three years as of 2014, thereby reinforcing a longer-term vision within the framework of rewarding performance.

Specifically with respect to the employees who perform professional activities that may have a significant impact on the risk profile of the entity or perform control functions, including executive directors and members of the Management Committee, the following elements have also been established:

•	Payment in shares of at least 50% of their variable remuneration.

•	Deferral clauses, designed so that a substantial part of the variable remuneration -50% in the case of executive directors- is deferred over a three-year period, thus taking into account the economic cycle and the business risks.

•	Obligatory withholding periods over any shares that are vested as a result of variable remuneration, such that the beneficiaries may not freely avail of them until one year has elapsed from the date of their delivery.

•	Prohibition against hedging any shares received as annual variable remuneration.

•	A cap on the amount of annual variable remuneration for members of the Identified staff to a percentage of their fixed remuneration.

Moreover, the Bank’s Board of Directors, at the proposal of the Remuneration Committee, has established that the deferred amounts of the Annual Variable Remuneration pending payment under the foregoing rules, will not be paid to members of the Identified staff when any of the following circumstances arise prior to the payment date:

i.	When the beneficiary has not generated the right to ordinary variable remuneration of one year as a consequence of the effect on the year’s earnings of the exercise of transactions recorded to the accounts in previous years when they did generate the right to be paid ordinary variable remuneration;

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii.	When the beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks;

iii.	Termination of the contractual relationship, except in the cases of retirement, early retirement, declaration of any degree of permanent disability or death. In such cases the right to receive the payment will be maintained under the same terms as if the beneficiary had remained in the Group’s employ.

If the BBVA Group obtained negative earnings (reporting losses) in any year, without considering the impact of one-offs, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved. In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

B	REMUNERATION POLICY FORECAST FOR FUTURE YEARS

B.1 Give a general forecast of the remuneration policy for future years, describing the policy with respect to: fixed components and variable remuneration and per diem payments, the relationship between remuneration and performance, pension systems, conditions of executive directors’ contracts and forecast regarding the most significant changes in remuneration policy with respect to previous years.

General forecast of the remuneration policy

The remuneration system established by BBVA for the members of its Board of Directors, described in detail in this Report, is the system that will be applied during the current year, in execution of the resolutions adopted to such end by the Bank’s corresponding governing bodies. The same system will be applicable in future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.

The above notwithstanding, the Remuneration Committee, in performance of the duties attributed to it under the Board Regulations, periodically reviews the Board of Directors’ remuneration policy. Within the framework established in the Company Bylaws, it puts to the Board any proposals it deems timely with respect to the items and the amounts, taking into account the conditions of the environment and the Company’s earnings.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.2 Explain the decision-making process for shaping the remuneration policy planned for future years, and the role, if any, performed by the remuneration committee.

Explain the decision-making process for shaping the remuneration policy

The decision-making process for shaping the remuneration policy is subject to the provisions of section A.2.

B.3 Explain the incentives created by the company in the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company.

Explain the incentives created to reduce risks

The incentives created by the Company under the remuneration system to reduce exposure to risks are subject to the provisions of section A.13.

C	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY HAS BEEN APPLIED DURING THE FINANCIAL YEAR ENDING

C.1 Give a brief explanation of the main features of the structure and remuneration items of the remuneration policy applied during the last financial year, resulting in the breakdown of the individual remuneration accrued by each of the directors listed in Section D of this report, and a summary of the resolutions passed by the board to implement these items.

Explain the structure and remuneration items of the remuneration policy applied during the year

Below is a summary of the compensation items and structure under the remuneration policy applied during 2013 to members of the Bank’s Board of Directors, including the amounts of the remuneration corresponding to 2013.

As indicated, the Company Bylaws establish a remuneration system that distinguishes between the remuneration for executive directors and that applicable to non-executive directors. In 2013, this comprised the elements and items indicated above in section A of this Report.

Executive directors

As regards the fixed remuneration of executive directors in 2013, the Board of Directors, 31th January 2013, at the proposal of the Remuneration Committee, resolved to maintain the fixed remuneration of the executive directors at: €1,966,260 for the Chairman & CEO; and at €1,748,000 for the President & COO. Similarly, the Board of Directors resolved in May 2013 as a consequence of the incorporation of José Manuel González-Páramo as executive director, to establish his fixed remuneration at €800,000 (*). These amounts correspond to the item “Salary” indicated in section D.1.a) i).

(*)	The fixed remuneration of José Manuel González-Páramo corresponding to 2013 stated in section D, corresponds to the part that is proportional to the annual amount corresponding to the months he has performed his professional duties during that year.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With respect to the variable remuneration corresponding to 2013, after the close of the financial year, the Annual Variable Remuneration of executive directors has been determined. This comprises an ordinary variable remuneration in cash and the 2013 MTI Incentive, that will be paid in accordance with the Settlement & Payment System, under the following terms:

Ordinary variable remuneration:

Calculation of the executive directors’ ordinary variable remuneration for 2013 employed the indicators and weightings established at the beginning of the year by the Board of Directors at the proposal of the Remuneration Committee. These were:

	Group Recurring Economic Profit (EP) in constant euros, without one- offs	Group Attributable Profit, without one-offs;	Group recurring Cost-Income Ratio in constant euros, without one- offs	Indicators inherent to the function
Chairman & CEO	50%	30%	20%
President & COO	50%	25%	15%	10	%.
José Manuel González-Páramo (*)	15%	10%	5%	70%

(*)	The Ordinary Variable Remuneration of José Manuel González-Páramo corresponding to 2013 is calculated on the basis of the proportional part of the corresponding incentivisation calculated on the basis of the months during which he performed his professional duties in 2013.

The calculation of the amount corresponding to the percentage of variable remuneration benchmarked to each indicator was done on the basis of performance scales established by the Board of Directors at the start of the year.

These scales have been defined on the basis of the year-on-year performance of the indicator so that the amount of variable remuneration benchmarked to each indicator does not vary if the same performance is achieved as in the previous year. Thus, if the performance of the previous year for one indicator is repeated, in like-for-like terms, the performance of the bonus benchmarked to the indicator will be the same. Positive or negative changes in the performance of indicators trigger changes of the same sign in the amount of variable remuneration benchmarked to those indicators, with a growing correlation in such changes.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Variable remuneration in shares:

When calculating the executive directors’ variable remuneration in shares corresponding to 2013, the indicators and weightings established by the General Meeting have been taken into account. These are:

Total Shareholder Return	50%
Group Recurring Economic Profit without one-offs	25%
Group Attributable Profit without one-offs	25%

The calculation of the amount of the part of the variable remuneration benchmarked to each indicator was based on a coefficient multiplier of between 0 and 2, determined as a function of the level obtained in the year for each of the indicators described.

For 2013, the multiplier corresponding to the TSR was 0 as BBVA’s final ranking on the comparative table for the period from 1st January 2012 to 31st December 2013 was in 11th place compared with the peer group of 18 banks established by the General Meeting in March 2013 (BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo), according to the following scale:

POSITION	MULTIPLIER
1st	2.0
2nd	2.0
3rd	2.0
4th	1.9
5th	1.8
6th	1.7
7th	1.6
8th	1.4
9th	1.2
10th	1.0
11th	0.0
12th	0.0
13th	0.0
14th	0.0
15th	0.0
16th	0.0
17th	0.0
18th	0.0
19th	0.0

This, together with the outcome of the two other indicators established (Recurring Economic Profit without one-offs and Attributable Profit without one-offs), gives an average coefficient for the Incentive of 0.4675. Applying this to the number of units allocated to each beneficiary (155,000 units in the case of the Chairman & CEO; 117,000 units for the President & COO; and 20,000 units for executive director José Manuel González-Páramo, in whose case the units will be calculated on a pro rata basis for the months during which he has held his position) results in the number of shares that will vest to them on settlement.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Given that under the BBVA remuneration policy its executive directors should receive at least 50% of their Annual Variable Remuneration in shares, the economic value of the shares arising from the MTI 2013 to which each executive director is entitled has been calculated. As established by the General Meeting in March 2013, this was done using the average closing price of the BBVA shares at trading sessions between 15th December 2013 and 15th January 2014. As the ordinary variable remuneration exceeds the value of the 2013 MTI, the necessary part of the ordinary variable remuneration in cash was converted into BBVA shares at this same benchmark price in order to achieve the aforementioned percentage of at least 50% in shares. The 2013 Annual Variable Remuneration was thereby determined for each of the executive directors.

Consequently, during the first quarter of 2014, the executive directors will receive 50% of the settlement of the Annual Variable Remuneration corresponding to 2013, ie, €797,139 and 88,670 shares for the Chairman & CEO; €495,037 and 55,066 shares for the President & COO; and €47,683 and 5,304 shares for José Manuel González-Páramo. The shares vested may not be availed for one year as of the date of their delivery date under the terms explained in this Report.

The remaining 50% of Annual Variable Remuneration corresponding to 2013 will be deferred over a period of three years. Thus, during the first quarters of 2015, 2016 and 2017, the following amounts will be receivable: €265,713 and 29,557 shares to the Chairman & CEO; €165,012 and 18,356 shares to the President & COO; and €15,894 and 1,768 shares to José Manuel González-Páramo.

The deferred remuneration will vest as long as none of the circumstances established by the Board of Directors limiting or impeding payment arise. These will be subject to the non-availment criteria described in this Report and updated according to the system resolved by the Board of Directors. They will also be subject to the other rules as described in this Report.

Regarding the calculation of the variable remuneration for executive directors to be included in section D below, for the purposes of this Report, the definition of “accrual” has been followed in accordance with the Report’s instructions. This definition refers to the measurement period for variable remuneration.

Thus section D.1.a) i) below, pursuant to the instructions of Circular 4/2013, under “variable short-term remuneration”, includes the total cash amount resulting from the calculation of the Annual Variable Remuneration corresponding to 2013. However, this remuneration has not accrued at the date of this Report as, by applying the Settlement & Payment System, only 50% of the remuneration is payable to executive directors with the remaining 50% deferred, payable one third a year over 2015, 2016 and 2017.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, the amount indicated does not constitute short-term variable remuneration, not only because it is calculated on the basis of indicators that incorporate a measurement period of more than one year –such as Economic Profit, which incorporates adjustments for current and future risks– but also because 100% of the amount will not have accrued at the date of this Report, as the deferred remuneration will only be vested if none of the circumstances established by the Board of Directors limiting or impeding payment arise. This same criterion has been followed for the calculation of the remuneration corresponding to 2012.

Similarly, regarding executive directors’ variable remuneration in shares, as indicated in section D.1.a) ii) below, BBVA does not have share option plans for its directors or its employees in general. However, the corresponding chart has been completed with information relating to the System of Variable Remuneration in shares for 2013 described in this Report. This remuneration in shares does not correspond to shares to be received by the executive directors in 2014, as only 50% of these will vest to executive directors subject to a withholding period of one year; with the remaining 50% deferred to vest in thirds over the following 3 years. The amount of this variable remuneration in shares has been calculated using the average closing price of BBVA shares corresponding to the trading sessions between 15th December 2013 and 15th January 2014.

Corporate pension scheme

Pursuant to article 50 bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

The provisions recorded at 31st December 2013 to meet the commitments assumed regarding the pensions payable to executive directors amounted to €23,611k in the case of the President & COO and €98k for José Manuel González-Páramo (*), having made the provisions for 2013 of the amounts of €1,070k and €131k for the President & COO and José Manuel González-Páramo, respectively, to cover the contingencies of retirement, disability and death.

These commitments stem from the provisions of the contracts with the President & COO and with José Manuel González-Páramo to cover the contingencies detailed in section A.5 of this Report, and as indicated in section D.1.a) iii) “Long-term savings systems” below (*).

(*)	To clarify the data regarding the contribution made in 2012 to the pension scheme of the President & COO: this includes the extraordinary adjustment arising from updating the interest rate at year-end. As indicated in the annual financial statements for the year-end 2012, the situation on the blue-chip corporate bond markets made it necessary to update the interest rates applicable to such debt in order for the entities to discount post-employment benefits, in application of Standard 78 of IFRS 19. This has meant that, although the commitments undertaken by the Bank regarding such benefits have not changed, this year the amount of provisions to cover them was increased.

No other obligations regarding pensions for other executive directors are in place at 31st December 2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Other remuneration

BBVA’s executive directors are entitled to benefit from the rewards schemes established for the Bank’s senior management in general and other remunerations such as vehicle leasing and insurance, as described in section A.10 of this Report, the amounts of which (in 2013) are included in section D.1.a) i) “Other items” below.

The variable remuneration received by the executive directors for 2013, in addition to an advance of the payments due to them in 2014 that effectively accrued during 2013, is described in Note 56 of the 2013 Annual Report, which is attached to section E of this Report.

Non-executive directors

The system for non-executive directors, as indicated above and pursuant to article 33 bis of the Company Bylaws, establishes that they receive an annual payment for their membership of the BBVA Board and another amount for their membership of different Committees. Chairing a Committee is given a higher weighting and the amount payable to Committee Members reflects the different duties of each Committee. The Board of Directors periodically reviews these fixed components in order to adapt them to changing market circumstances and the nature of duties that the BBVA directors perform. These amounts have not been updated since July 2007. The amounts for 2013 were the same as those listed in section A.3 above, which are detailed in section D.1.a) i) below.

Pursuant to the System of Remuneration in Shares with Deferred Delivery adopted by the Bank’s General Meeting, at its meeting held on 18th March 2006, and extended by the General Meeting in March 2011, in 2014, there will be annual allocation to non-executive directors of a number of “theoretical shares” as part of their remuneration. These will be equivalent to 20% of the total cash remuneration received by the non-executive director in 2013, in line with the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the respective Annual General Meetings of Shareholders approving the financial statements for each year. These shares will vest, as applicable, on the date on which they cease to be directors on any grounds other than dereliction of duty.

The “theoretical shares” accumulated by each non-executive director of BBVA at 31st December 2013, as well as those allotted to each of them during the same year (equivalent to 20% of the total cash remuneration received by the non-executive director in 2012) are detailed in section D.1.a) ii) below (*). For the purposes of this Report, the “theoretical shares” allotted under the System of Remuneration in Shares with Deferred Delivery for non-executive directors have been equated with “options”, despite the fact that, as indicated, BBVA does not offer option plans to its directors and that these shares will only vest on the date on which the beneficiaries cease to be directors on any grounds other than dereliction of duty.

(*)	Includes the shares vested to director Enrique Medina Fernández, who ceased to hold a directorship on 29th May 2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Other remunerations

The Bank has paid premiums for medical and accident insurance policies in 2013 in favour of non-executive directors amounting to €132k (*), as described in section A.10 of this Report and as stated in section D.1.a) i) “Other items” below.

(*)	Combined data that includes the remuneration in kind for all the non-executive directorships held in 2013.

Finally, director José Antonio Fernández Rivero received a total of €652k in 2013 as a result of his early retirement as a former BBVA director.

D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

D.1 Complete the following tables on the individual remuneration of each of the directors (including remuneration for carrying out executive functions) accrued during the year.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

a)	Remuneration accrued in the company covered by this report:

i)	Cash remuneration (€k)

Name / Type / Accrual period 2013	Salary	Fixed remuneration	Per diem payments	Variable short-term remuneration	Variable long-term remuneration	Remuneration for membership of board committees	Indemnity	Other items	Total 2013	Total 2012
Francisco González Rodríguez	1,966			1,594				13	3,573	3,548
Ángel Cano Fernández	1,748			990				23	2,761	2,729
José Manuel González-Páramo Martínez-Murillo	469			95				1	565	—
Tomás Alfaro Drake		129				173		0	302	302
Juan Carlos Álvarez Mezquíriz		129				208		12	349	348
Ramón Bustamante y de la Mora		129				178		9	316	318
José Antonio Fernández Rivero		129				255		668	1,052	1,051
Ignacio Ferrero Jordi		129				210		12	351	350
Belén Garijo López		129				71		12	212	137
Carlos Loring Martínez de Irujo		129				178		12	319	318
José Maldonado Ramos		129				251		11	391	390
Enrique Medina Fernández		54				114		16	184	414
José Luis Palao García Suelto		129				286		11	426	426
Juan Pi Llorens		129				150		11	290	289
Susana Rodríguez Vidarte		129				180		11	320	295

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii)	Share-based remuneration systems

Name / Type / Accrual period 2013	Name of Plan and implementation date	Ownership of options at the beginning of 2013				Options allocated during 2013					Shares vested during 2013
		No. of options	No. of shares earmarked	Strike price (€)	Strike period	No. of options	No. of shares earmarked	Strike price (€)	Strike period	Conditions for exercise of options	No. Price Amount
Francisco González Rodríguez	System of Variable Remuneration in Shares 2013		177,339								177,339 8.99 1,594
Ángel Cano Fernández	System of Variable Remuneration in Shares 2013		110,131								110,131 8.99 990
José Manuel González-Páramo Martínez-Murillo	System of Variable Remuneration in Shares 2013		10,608								10,608 8.99 95
Tomás Alfaro Drake	System of Remuneration in Shares with Deferred Delivery	28,359	28,359			8,107	8,107				0
Juan Carlos Alvarez Mezquíriz	System of Remuneration in Shares with Deferred Delivery	57,534	57,534			9,028	9,028				0
Ramón Bustamante y de la Mora	System of Remuneration in Shares with Deferred Delivery	54,460	54,460			8,245	8,245				0
José Antonio Fernández Rivero	System of Remuneration in Shares with Deferred Delivery	50,224	50,224			10,292	10,292				0
Ignacio Ferrero Jordi	System of Remuneration in Shares with Deferred Delivery	58,117	58,117			9,085	9,085				0
Belén Garijo López	System of Remuneration in Shares with Deferred Delivery	—	—			3,520	3,520				0
Carlos Loring Martínez de Irujo	System of Remuneration in Shares with Deferred Delivery	42,245	42,245			8,251	8,251				0
José Maldonado Ramos	System of Remuneration in Shares with Deferred Delivery	17,688	17,688			10,178	10,178				0
Enrique Medina Fernández	System of Remuneration in Shares with Deferred Delivery	73,293	73,293			10,806	10,806				84,099 6.59 555
José Luis Palao García Suelto	System of Remuneration in Shares with Deferred Delivery	9,355	9,355			11,122	11,122				0
Juan Pi Llorens	System of Remuneration in Shares with Deferred Delivery	2,712	2,712			7,479	7,479				0
Susana Rodríguez Vidarte	System of Remuneration in Shares with Deferred Delivery	39,484	39,484			7,618	7,618				0

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name / Type / Accrual period year t	Name of Plan and implementation date	Options exercised in year t				Options due and not exercised	Options at end of year t
		No. of options	No. of shares earmarked	Strike price (€)	Gross Profit (€)	No. of options	No. of options	No. of shares earmarked	Strike price (€)	Strike period	Other requirements for exercise
Director 1

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii)	Long-term savings systems

Name / Type / Period of total accrual in years	Contribution to the year by the company (€k)		Amount of funds accumulated (€k)
	Year 2013	Year 2012	Year 2013	Year 2012
Ángel Cano Fernández	1,070	6,008	23,611	22,703
José Manuel González-Páramo Martínez-Murillo	131	—	98	—

iv)	Other benefits (€k)

Remuneration in the form of advances, loans granted
Name / Type	Interest rate on the transaction	Key characteristics of the transaction	Amounts eventually repaid
Director 1
Director 2

Name / Type	Life insurance premiums		Guarantees constituted by the company for the directors
	Year t	Year t-1	Year t	Year t-1
Director 1
Director 2

b)	Remuneration accruing to company directors for membership of boards in other group companies:

i)	Cash remuneration (€k)

ii)	Share-based remuneration systems

iii)	Long-term savings systems

iv)	Other benefits (€k)

c)	Summary of remuneration (€k):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to the director, in thousand euros (€k).

Where there are long-term Saving Systems, include contributions or endowments made to such systems:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name / Type	Remuneration accruing to the company				Remuneration accruing to group companies				Totals
	Total cash remuneration	Value of shares granted	Gross profit on options exercised	Total 2013 to the company	Total cash remuneration	Value of shares vested	Gross profit on options exercised	Total 2013 to the group	Total 2013	Total 2012	Contribution to saving systems during the year
Francisco González Rodríguez	3,573	1,594		5,167					5,167	5,118
Ángel Cano Fernández	2,761	990		3,751					3,751	3,686	1,070
José Manuel González-Páramo Martínez-Murillo	565	95		660					660	—	131
Tomás Alfaro Drake	302			302					302	302
Juan Carlos Álvarez Mezquíriz	349			349					349	348
Ramón Bustamante y de la Mora	316			316					316	318
José Antonio Fernández Rivero	1,052			1,052					1,052	1,051
Ignacio Ferrero Jordi	351			351					351	350
Belén Garijo López	212			212					212	137
Carlos Loring Martínez de Irujo	319			319					319	318
José Maldonado Ramos	391			391					391	390
Enrique Medina Fernández	184	555		739					739	414
José Luis Palao García Suelto	426			426					426	426
Juan Pi Llorens	290			290					290	289
Susana Rodríguez Vidarte	320			320					320	295
Total:	11,411	3,234		14,645					14,645	13,442	1,201

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Give information on the relationship between the remuneration received by the directors and the earnings or other performance indicators of the entity, explaining, where appropriate, how variations in the company’s performance may have influenced the variation in directors’ remunerations.

As indicated in section C.1 of this Report, the Annual Variable Remuneration of executive directors comprises an ordinary variable remuneration and an Incentive in shares for the Management Team, paying said annual variable remuneration in accordance with the Settlement & Payment System described above.

The system of incentives is oriented so that the amount of variable remuneration benchmarked to each indicator does not vary if the same performance is achieved as in the previous year. Thus, if the performance of the previous year for one indicator is repeated, in like-for-like terms, the performance of the bonus benchmarked to the indicator will be the same.

Regarding the ordinary variable remuneration figures, 2013 saw a fall of 3.83% in the case of the Chairman & CEO, and 3.82% in the case of the President & COO, compared with their 2012 ordinary variable remuneration.

This reduction in ordinary variable remuneration is explained by the year-on-year performance of the indicators used for benchmarking its amount, which have been described in this Report.

Thus, the indicator of Group Attributable Profit without one-offs has performed worse in 2013 than in 2012. However the performance of the Recurring Economic Profit without one-offs during 2013 has been positive in comparison to 2012 due to a better performance of expected loss, as has the indicator for the Cost-Income Ratio.

This performance has resulted in the reduction of executive directors’ ordinary variable remuneration for 2013 described above.

Regarding the Incentive in shares, the improved performance of the Recurring Economic Profit without one-offs indicator has practically offset the worse performance of the Group Attributable Profit. This means that the levels of delivery against the Attributable Profit without one-offs and Recurring Economic Profit without one-offs targets as a whole are slightly higher than those obtained in 2012. This, linked to a multiplier of zero in the TSR indicator (the same as in 2012), results in a final multiplier of 0.4675 for this Incentive in 2013 compared to that achieved in 2012 of 0.4475 and on the maintenance of the number of shares accruing to the executive directors from this system at similar levels to those of 2013. However, the significant rise in the share price over the previous year, from €7.236 to €8.99, has resulted in an increase in the euro value of the shares in 2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Thus, as a consequence of the year-on-year performance of the indicators applied to the executive directors and the rise in the BBVA share price in 2013, the Annual Variable Remuneration of executive directors in 2013 is 1.54% higher in the case of the Chairman & CEO and 2.84% higher in the case of the President & COO compared with their Annual Variable Remunerations for 2012.

D.3 Give information on the outcome of the consultative vote of the annual general meeting on the annual remuneration report of the previous year, indicating the number of votes cast against, if any:

	Number	% of total
Votes cast	3,625,274,684	100%

	Number	% of votes cast
Votes against	123,861,901	3.42%
Votes in favour	3,496,925,344	96.46%
Abstentions	4,487,439	0.12%

E	OTHER INFORMATION OF INTEREST

If there are any relevant aspects relating to directors’ remuneration that you have not been able to describe in other sections of this report but that are necessary to provide more comprehensive and fully reasoned information on the remuneration structure and practices of the company with regard to its directors, list them briefly.

For information purposes, the final version of Note 56 to the Annual Report is hereby included.

This annual report on the remuneration of directors has been approved by the company’s board of directors on the 30th January 2014.

Indicate whether any board members have voted against or abstained with respect to the approval of this report.

☐    Yes              No    ☒

Name of board members (person or company) not voting in favour of approving this report	Reasons (against, abstain, not present)	Explain the reasons

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2013 FINANCIAL STATEMENTS – NOTE 56

56. Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

Remuneration of non-executive directors received in 2013

The cash remuneration paid to the non-executive members of the Board of Directors during 2013 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Director remuneration	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Appointments Committee	Remuneration Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López	129	—	71	—	—	—	200
Carlos Loring Martínez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
José Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte (2)	129	42	54	—	41	43	308
Total (3)	1,416	542	518	534	265	278	3,553

(1)	José Antonio Fernández Rivero, in addition to the amounts listed in the previous chart, also received a total of €652 thousand in early retirement payments as a former member of the BBVA management.
(2)	Susana Rodríguez Vidarte was appointed member of the Executive Committee on 25th September 2013, ceasing as a member of the Audit & Compliance Committee on that same date.
(3)	Enrique Medina Fernández, who ceased as director on 29th May 2013, received the total amount of €167 thousand as remuneration for his membership of the Board of Directors, the Executive Committee and the Risks Committee.

Moreover, in 2013, €132 thousand were paid in insurance premiums for non-executive members of the Board of Directors.

•	Remuneration of executive directors received in 2013

The remuneration paid to the executive directors during 2013 is indicated below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
Executive Director remuneration	Fixed Remuneration	2012 Annual Variable Remuneration	Deferred Variable Remuneration	Total Cash	2012 Annual Variable Remuneration in	Deferred Variable Remuneration in BBVA Shares (3)	Total Shares
Chairman and CEO	1,966	785	379	3,130	108,489	86,826	195,315
President and COO	1,748	478	244	2,470	66,098	62,963	129,061
José Manuel González-Páramo Martínez-Murillo (*)	469	—	—	469	—	—	—
Total	4,183	1,263	623	6,069	174,587	149,789	324,376

(*)	José Manuel González-Páramo Martínez-Murillo was appointed BBVA director under a Board of Directors resolution, 29th May 2013.
(1)	Amounts corresponding to 50% of the 2012 Annual Variable Remuneration in cash, received in 2013.
(2)	Equivalent to the sum of the first deferred third of 50% of the 2011 Annual Variable Remuneration in cash, received in 2013; and the amount of the value adjustments in cash for the first deferred third of 50% of the 2011 Annual Variable Remuneration, and the first deferred third of 50% of the shares of the LTI 2010-2011, received in 2013.
(3)	Equivalent to the sum of the first deferred third of 50% of the 2011 Annual Variable Remuneration, in shares, received in 2013 and of the first deferred third of 50% of the shares of the LTI 2010-2011, received in 2013.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Annual Variable Remuneration of the executive directors comprises an ordinary variable remuneration in cash and a variable remuneration in shares based on the BBVA Group Management Team Incentive.

Moreover, during 2013 executive directors have received remuneration in kind and other remuneration amounting to a total joint sum of €37 thousand, of which €13 thousand correspond to the Chairman & CEO, €23 thousand to the President & COO and €1 thousand to José Manuel González-Páramo Martínez-Murillo.

During 2013, the executive directors have received the amount of the fixed remuneration corresponding to the year and, in the case of the Chairman & CEO and the President & COO, the variable remuneration for 2012 to which they are entitled under the settlement and payment system resolved by the General Meeting (the “Settlement & Payment System”), which determines that:

At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

The payment of 50% of the Annual Variable Remuneration shall be deferred in time, the deferred amount being paid in thirds over the three-year period following its settlement.

All the shares vesting to these beneficiaries pursuant to the rules explained in the previous paragraph may not be availed during a period of one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

Moreover, cases have been established in which the payment of the deferred Annual Variable Remuneration payable may be limited or impeded (malus clauses), and

The deferred parts of the Annual Variable Remuneration will be adjusted to update them in the terms established by the Board of Directors.

Thus, during 2013 the Chairman & CEO and the President & COO have received the following variable remuneration:

•	Annual Variable Remuneration for year 2012

During 2013 the Chairman & CEO and the President & COO have received 50% of the Annual Variable Remuneration (in cash and in shares) corresponding to 2012, as indicated in the chart above.

The other 50% of the Annual Variable Remuneration for 2012 that has been deferred under the Settlement & Payment System will be paid, subject to the conditions described above, in thirds during the first quarter of 2014, 2015 and 2016, such that under this item the Chairman & CEO will receive €261,676 and 36,163 BBVA shares and the President & COO will receive €159,428 and 22,032 BBVA shares.

•	Deferred parts of the Variable Remuneration from previous years:

During 2013 the Chairman & CEO and the President & COO, in application of the Settlement & Payment System, have received the following variable remuneration:

•	Annual Variable Remuneration for year 2011

During 2013 the Chairman & CEO and the President & COO, in application of the Settlement & Payment System, have received the first third of the 50% of their Annual Variable Remuneration, both in cash and in shares, corresponding to 2011, which was deferred to be paid during the first quarter of 2013. Under this item, after the corresponding adjustment, the Chairman & CEO received €364,519 and 51,826 shares and the President & COO received €231,847 and 32,963 shares.

The other two thirds of the 50% of the Annual Variable Remuneration corresponding to 2011 will be paid, respectively, during the first quarter of 2014 and 2015, subject to the conditions mentioned above.

•	Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”)

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, in application of the Settlement & Payment System for the LTI 2010-2011 approved by the General Meeting, 12th March 2010, during 2013 the Chairman & CEO and the President & COO have received under this item the first third of the 50% of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, for which the Chairman & CEO received 35,000 shares and the President & COO 30,000 shares; and the cash amount resulting from the adjustment for the updated value of these deferred shares, for which the Chairman & CEO received €14,595 and the President & COO €12,510. The payments, under the aforementioned conditions, of the remaining two thirds resulting from the settlement of the Programme are deferred until the first quarter of 2014 and 2015.

•	Annual Variable Remuneration of executive directors for year 2013

Following year-end 2013, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined, applying the conditions established for that purpose by the General Meeting. Consequently, during the first quarter of 2014 the executive directors will receive 50% of this remuneration, ie, €797,139 and 88,670 BBVA shares for the Chairman & CEO; €495,037 and 55,066 BBVA shares for the President & COO; and €47,683 and 5,304 BBVA shares for José Manuel González-Páramo Martínez-Murillo (*). The remaining 50% of the Annual Variable Remuneration will be deferred over a three-year period, such that during the first quarter of each year (2015, 2016 and 2017) the Chairman & CEO will receive the amount of €265,713 and 29,557 BBVA shares; the President & COO will receive €165,012 and 18,356 BBVA shares; and José Manuel González-Páramo Martínez-Murillo will receive €15,894 and 1,768 BBVA shares.

(*)	José Manuel González-Páramo Martínez-Murillo was appointed as a BBVA director under a Board of Directors resolution, 29th May 2013. His Annual Variable Remuneration for 2013 is proportional to the number of months during which he has held this position.

The payment of the deferred parts of the 2013 Annual Variable Remuneration will be subject to the conditions of the Settlement & Payment System established pursuant to the resolutions adopted by the General Meeting.

These amounts are recorded under the item “Other Liabilities—Accrued interest” of the consolidated balance sheet at 31st December 2013.

•	Remuneration of the members of the Management Committee received in 2013

During 2013, the remuneration paid to the members of the BBVA Management Committee as a whole, excluding the executive directors, amounted to €9,122 thousand corresponding to fixed remuneration plus the variable remuneration indicated below, pursuant to the Settlement & Payment System described above:

•	Annual Variable Remuneration for year 2012

During 2013, members of the BBVA Management Committee as a whole, excluding the executive directors, received a total amount of €2,597 thousand and 344,460 BBVA shares corresponding to them under the Settlement & Payment System, corresponding to the Annual Variable Remuneration for 2012.

The deferred part of the Annual Variable Remuneration for 2012 will be paid, subject to the conditions described above, in thirds during the first quarter of 2014, 2015 and 2016, such that under this item, this group as a whole will receive the amount of €814 thousand (*) and 112,437 BBVA shares each year.

(*)	According to the average exchange rate in force at 31st December 2013.

•	Deferred parts of the Variable Remuneration from previous years

•	Annual Variable Remuneration for 2011

During 2013, payment was made of the deferred part of the Annual Variable Remuneration corresponding to 2011 to the members of the Management Committee. As a consequence, under this item in 2013, the members of the Management Committee as a whole, after its corresponding adjustment, received the amount of €1,046thousand and 149,850 BBVA shares.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The remaining Annual Variable Remuneration corresponding to 2011 for this group has been deferred and will be payable in thirds during the first quarter of 2014 and 2015, under the conditions described above.

•	Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”).

Moreover, in application of the Settlement & Payment System, in 2013 the members of the Management Committee as a whole have received the shares resulting from the settlement of the LTI 2010-2011 that were deferred for payment during said year. These amounted to a total of 98,665 shares for the Management Committee as a whole. A further €41 thousand was paid corresponding to the adjustment of these deferred vested shares.

The payment of the remaining two thirds of the deferred shares resulting from the settlement of the Programme corresponding to the members of the Management Committee as a whole has been deferred and will vest in the first quarters of 2014 and 2015, under the conditions described above.

Finally, in 2013 members of the BBVA Management Committee as a whole, excluding executive directors, received remuneration in kind amounting to a total of €799 thousand.

•	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, 18th March 2006 and extended for an additional 5-year period under a resolution of the General Meeting, 11th March 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in 2013 who are beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration in cash received by said directors during 2012, are as follows:

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Theoretical shares allocated in 2013	Theoretical shares accumulated at December 31, 2013
Tomás Alfaro Drake	8,107	36,466
Juan Carlos Álvarez Mezquíriz	9,028	66,562
Ramón Bustamante y de la Mora	8,245	62,705
José Antonio Fernández Rivero	10,292	60,516
Ignacio Ferrero Jordi	9,085	67,202
Belén Garijo López	3,520	3,520
Carlos Loring Martínez de Irujo	8,251	50,496
José Maldonado Ramos	10,178	27,866
Jose Luis Palao García-Suelto	11,122	20,477
Juan Pi Llorens	7,479	10,191
Susana Rodríguez Vidarte	7,618	47,102
Total (1)	92,925	453,103

(1)	Enrique Medina Fernández, who ceased as director on 29th May 2013, was also allocated 10,806 theroretical shares.

•	Pensions commitments

The provisions recorded at 31st December 2013 to cover pension commitments for executive directors amount to €23,611 thousand in the case of the President & COO and €98 thousand in the case of José Manuel González-Páramo Martínez-Murillo. €1,070 thousand and €131 thousand were set aside in 2013 for the President & COO and for José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death.

There are no other pension obligations in favour of other executive directors.

The provisions charged to 31st December 2013 for pension commitments for the members of the Management Committee, excluding executive directors, amounted to €91,129 thousand, of which, €8,697 thousand were provisioned during 2013.

•	Extinction of contractual relationship.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo Martinez-Murillo who is contractually entitled to receive an indemnity equivalent to twice his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 10, 2014	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative